
07007083



SECU... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.G. LONG & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W. FRONT STREET SUITE 302
(No. and Street)

MISSOULA (City) MT (State) 59802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT G. LONG (406) 721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERSON ZURMUEHLEN & COM., P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 2368 (Address) MISSOULA (City) MT (State) 59806-2368 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT G. LONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. LONG & COMPANY, as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHAIRMAN OF THE BOARD / CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF Montana

COUNTY OF Missoula

SIGNED AND SWORN TO (OR AFFIRMED) BEFORE ME ON Aug 8, 2007 BY Scott G. Long.

Kim J Smith

Notary Public

Residing at Missoula, Mt

My Commission Expires: Aug 16, 2010

S.G. LONG & COMPANY

(A Wholly Owned Subsidiary of S.G. Long Financial Service Corp.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

June 30, 2007

(With Independent Auditors' Report Thereon)

CONTENTS



& COMPANY

1821 SOUTH AVENUE WEST, 5TH FLOOR
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) as of June 30, 2007, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson ZurMuehlen & Co., P.C.

Missoula, Montana
August 8, 2007

FINANCIAL STATEMENTS

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION
June 30, 2007



ASSETS

Cash and Cash Equivalents	$ 60,212
Receivables	
Clearing organizations	14,236
Other	13,049
Prepaid Expenses	6,909
Total current assets	94,406
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $51,449	26,059
Deposits	50,000
Total assets	$ 170,465

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$ 3,369
Accrued Expenses	32,306
Total current liabilities	35,675
Stockholders' Equity	
Common stock (no stated value; 50,000 shares authorized; 41,367 issued and outstanding)	87,648
Retained earnings	47,142
Total stockholders' equity	134,790
Total liabilities and stockholders' equity	$ 170,465

The Notes to Financial Statements are an integral part of this statement.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2007

Revenues	
Commissions and trails	$ 242,153
Managed accounts fees	78,565
Outside fees	296,626
	617,344
Expenses	
Commissions and trails payouts	73,175
Managed and outside fees payouts	234,930
Broker expenses and charges	62,899
Executive salaries	21,000
Office salaries	85,759
Rent	69,762
Depreciation	9,864
Advertising	2,678
Taxes and licenses	8,228
Professional fees	32,645
Cleaning	2,749
Dues and subscriptions	6,919
Office supplies and postage	13,856
Computer and stock quotes	30,307
Miscellaneous	96
Insurance	24,046
Travel and entertainment	3,042
Employee benefits	5,276
Contributions	2,100
Training	611
Telephone	13,733
Utilities	6,761
Payroll taxes	22,684
Retirement plan	12,979
	746,099
Loss from operations	(128,755)
Other Income	
Administrative services - affiliate	85,071
Investment income	3,571
Other	643
	89,285
Loss before income taxes	(39,470)
Income Tax Expense - Current	(50)
Net loss	$ (39,520)

The Notes to Financial Statements are an integral part of this statement.

S.G. LONG & COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2007

	COMMON STOCK		TREASURY STOCK		RETAINED	TOTAL STOCKHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	EARNINGS	EQUITY
Balance, July 1, 2006	46,202	$ 166,215	14,835	$ (78,567)	$ 86,662	$ 174,310
Retirement of Treasury Shares	(14,835)	(78,567)	(14,835)	78,567	-	-
Net Loss	-	-	-	-	(39,520)	(39,520)
Balance, June 30, 2007	31,367	$ 87,648	-	$ -	$ 47,142	$ 134,790

The Notes to Financial Statements are an integral part of this statement.

S.G. LONG & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (39,520)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	9,864
Changes in operating assets and liabilities:	
Receivables	31,415
Prepaid expenses	6,509
Accounts payable and accrued expenses	(17,695)
Total adjustments	30,093
Net cash used in operating activities	(9,427)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Sale of investments	13,556
Purchase of furniture and equipment	(1,215)
Net cash provided by investing activities	12,341
Net increase in cash and cash equivalents	2,914
Cash and Cash Equivalents	
Beginning of year	57,298
End of year	$ 60,212
SUPPLEMENTAL DISCLOSURES:	
Cash paid for income taxes	$ 50

The Notes to Financial Statements are an integral part of this statement.

S.G. LONG & COMPANY
NOTES TO FINANCIAL STATEMENTS
June 30, 2007



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations:
S.G. Long & Company is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective January 1, 2006, the Company became a wholly owned subsidiary of S.G. Long Financial Service Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company and accordingly do not include the accounts of its parent, S.G. Long Financial Service Corp., or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Service Corp., and its wholly owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Inter-company accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Receivables:
Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments:
Marketable securities are valued at fair value. The resulting difference between cost and market is reflected in current period income or loss.

Revenue Recognition:
Commission income is recorded primarily on a trade date basis.

Property, Plant and Equipment:
Property, plant and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of five to seven years for furniture, fixtures and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized. Depreciation and amortization expense totaled $9,864 in 2007.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs:
The Company expenses the costs of advertising as incurred. Total advertising expense was $2,678 for the year ended June 30, 2007.

Income Taxes:
Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income taxes effects reflect application of current guidance under generally accepted accounting standards and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

NOTE 2. RETIREMENT PLAN

The Company sponsors a 401(k) plan covering employees over the age of eighteen years with a minimum of one year of service, as defined in the plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the plan. Such Company discretionary contributions vest ratably over six years. In 2007, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the plan totaled $12,979 in 2007.

SUPPLEMENTARY INFORMATION

S.G. LONG & COMPANY
SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2007

Total stockholders' equity	$ 134,790
Deduct equity not allowable for net capital	-
Total equity qualified for net capital	134,790
Nonallowable assets:	
Petty cash	200
Nonallowable receivables	2,249
Prepaid expenses	6,909
Furniture and equipment	26,059
	35,417
Net capital before haircuts	99,373
Haircuts on securities:	
Trading and investment securities	1,659
Net Capital	$ 97,714

Computation of Basic Net Capital Requirement

Minimum net capital required: (based on aggregate indebtedness)	$ 2,378
Minimum dollar requirement	50,000
Net capital requirement	50,000
Net capital	97,714
Excess net capital (net capital less minimum dollar requirement)	$ 47,714
Excess net capital at 1,000%	$ 94,146

Computation of Aggregate Indebtedness

Total aggregate indebtedness liability per statement of financial condition	$ 35,675
Ratio of aggregate indebtedness to net capital	0.37 to 1



Reconciliations With Company's Computations

Stockholders' Equity

Stockholders' Equity - as Reported in FOCUS Report	$ 134,790
Adjustments - None to Report	
Stockholders' Equity - Per Audited Financial Statements	$ 134,790

Net Capital

Net Capital - as Reported in FOCUS Report	$ 97,714
Adjustments - None to Report	
Net Capital - Per Audited Financial Statements	$ 97,714

S.G. LONG & COMPANY

SCHEULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2007



S.G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection k2(ii).



& COMPANY

1821 SOUTH AVENUE WEST, 5TH FLOOR
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

We have audited the financial statements of S.G. Long and Company as of and for the year ended June 30, 2007, and have issued our report thereon dated August 8, 2007. We conducted our audit in accordance with auditing standards generally accepted in the United States of America

In planning and performing our audit of the financial statements of S.G. Long & Company for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding activities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be presented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first three paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson ZurMuehlen & Co., P.C.

Missoula, Montana
August 8, 2007

END